CHOU AMERICA MUTUAL FUNDS
Three Canal Plaza, Suite 600
Portland, Maine 04101

May 4, 2011

VIA EDGAR

Office of Registration and Reports U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: Chou America Mutual Funds - File Numbers 333-165300 and 811-22394 (the “Trust”)

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find: (i) a copy of the amendment to the Trust’s Investment Company Blanket Bond No. 206-25-75-00 (the “Fidelity Bond”) issued by Great American Insurance Company in the amount of $300,000; and (ii) a secretary’s certificate certifying the resolutions approved by the Board of Trustees (“Trustees”) via unanimous written consent on April 19, 2011, approving the type, form, coverage and amended amount of the Fidelity Bond.

The Trust paid a premium of $70.00 for the amended amount of the Fidelity Bond for the period from March 31, 2011, through July 1, 2011, in addition to the previously paid premium of $1,262 for the period from July 1, 2010, through July 1, 2011.

Respectfully submitted,

/s/ Megan Hadley Koehler
Megan Hadley Koehler

Secretary of the Trust